                                                                       Exhibit 5

                GLOBAL-TECH APPLIANCES ANNOUNCES THE LICENSING OF
                 LUXELL'S PROPRIETARY BLACK LAYER(R) TECHNOLOGY

Hong Kong, October 18, 2002 -- Global-Tech Appliances Inc. (NYSE: GAI) today announced that its subsidiary, Lite Array, Inc., has acquired a license from Luxell Technologies Inc. of Toronto, Ontario, Canada to incorporate its proprietary Black Layer(R) technology in the production of solid-state flat-panel displays, such as organic light emitting diode, or OLED, displays.

John C.K. Sham, President and Chief Executive Officer, said: "We believe that the Black Layer(R) is an essential technology for producing Lite-Array's OLED displays with superior contrast, making the displays easier to read. Additionally, the technology should further accelerate and support our recent announcement to concentrate Lite Array's R&D efforts on OLED and our plans to set up a pilot production line for developing and producing OLED displays."

Mr. Sham continued, "The alliance with Luxell and the integration of its proprietary Black Layer(R) should provide us with superior technological support and a continuing partnership that we need in pursing our flat-panel display programs."

Jimin Ma, President of Lite Array, added, "We are very impressed with the performance of Luxell's Black Layer(R). The integration of the Black Layer(R) technology into our products will provide us with important performance advantages and supports our goal to achieve low-cost leadership. We look forward to working with the Luxell team on future R&D, sales and marketing and OEM supply initiatives."

About Global-Tech Appliances

Global-Tech is a designer, manufacturer, and marketer of a wide range of small household appliances in four primary product categories: kitchen appliances; garment care products; travel products and accessories; and floor care products. The Company's products are marketed by its customers under brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Eureka(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Mr. Coffee(R), Proctor-Silex(R), Sunbeam(R), and West Bend(R).

About Luxell Technologies

Luxell Technologies is a leading designer, manufacturer and licensor of flat-panel display technologies and solutions for consumer electronics, defense and aerospace industries. The Company's strategy is focused on licensing agreements, strategic partnering with original equipment manufacturers that supply flat-panel displays to mass consumer markets and direct sales of its high performance display solutions.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its most recent Report on Form 20-F.

                                    Page 29